USAA              9800 Fredericksburg Road
EAGLE             San Antonio, Texas 78288
LOGO (r)

July 14, 2010

VIA EDGAR

Kevin Rupert Attorney and Accountant U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Response to Comment With Respect to the USAA Global Opportunities Fund USAA Mutual Funds Trust (File Nos. 033-65572; 811-07852)

Dear Mr. Rupert,

On behalf of the above-referenced registrant, set forth below is the comment that you provided on July 1, 2010, concerning an audited review of the financial statements of the USAA Global Opportunities Fund, and the USAA Mutual Fund Trust’s response thereto. Your comments are set forth in bold and are followed by the Trust's response.

Comment:

The Staff stated that according to its review of the audited financial statements of USAA Global Opportunities Fund  (the “Fund”) for the period ended December 31, 2009  28% of the Fund’s portfolio holdings were in securities issued by non-U.S. issuers.  In the staff’s view, Section 35(d) of the Investment Company Act of 1940 (Company Act), and Rule 35d-1 thereunder, require a registered investment company, under normal circumstances, to invest at least 40% of its assets in securities of non-U.S. companies in order to have the word “global” in its name (the “Global Test”).  Please provide the staff with a written response (a) explaining why the Fund believes that it may permissibly use the word “global” in its name without otherwise complying with the Global Test, or (b) outlining the steps that the Fund will take to return to compliance with the Global Test.

Response:

We have considered the staff’s comment carefully.  Based on our legal analysis, as discussed more fully below, we respectfully disagree that the use of the term “global” in the Fund’s name requires that the Fund must, under normal circumstances, invest at least 40% of its assets in securities of non-U.S. companies.  We base this conclusion on (1) the fact that the Commission has never deemed the term “global” to be subject to Section 35(d) or Rule 35d-1, and (2) the use of the term “global” in the Fund’s name is not misleading in view of the detailed disclosure that the Fund’s prospectus provides regarding the types of investments in which the Fund may invest.

A.  The use of the term Global is not subject to Section 35(d) and Rule 35d-1.

As an initial matter, Section 35(d) of the Company Act does not, on its face, require a registered investment company to maintain a minimum amount, or type, of investment in order to call itself a “global” fund.  Rather, this Section makes it unlawful for any registered investment company to adopt as part of its name or title, or of any security of which it is the issuer, any word or words that the Commission defines as materially deceptive or misleading.  The Section is not self-effectuating; in other words, Section 35(d) does not impose any limitations on the use of any name on its own, it merely provides the Commission with the authority to define a name or title as being materially deceptive or misleading through rule, regulation, or order.  Under the plain wording of Section 35(d), a name is not unlawful pursuant to the Section unless and until the Commission has made an affirmative determination that the name is materially deceptive or misleading.1  The Commission has not delegated its authority to the staff to make this determination.2

Legal counsel for the Fund has researched this issue, and has found no instance in which the Commission has determined the word “global” to be materially deceptive or misleading under Section 35(d) due to a failure to meet a percentage-based test.  To the contrary, the Commission had the opportunity to impose such a test when it proposed, and ultimately adopted, Rule 35d-1 under the 1940 Act (the “Names Rule”), but it specifically declined to do so.3  As a result, a “global” fund’s failure to meet a percentage-based test does not cause its name to be materially deceptive or misleading within the meaning of Section 35(d).

B. The Fund’s name is not misleading in light of the circumstances in which it is used.

The general test of whether a particular fund name is misleading under Section 35(d) is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.”4  Of course, the name of an investment company is not the sole source of information regarding a company’s investments and risks.5  Rather the facts and circumstances surrounding the use of the name must also be examined.6

The Commission has stated that (1) “a reasonable investor could conclude” that a name that contains the word “global” may “suggest more than one investment focus”7; and (2) “while an investment company with a name that includes the words ‘international’ or ‘global’ generally suggests that the company invests in more than one country, these terms may describe a number of investment companies that have significantly different investment portfolios.”8  The Global Test referenced by the staff, with its insistence on a formulaic percentage limitation, is inconsistent with these statements by the Commission.

The Commission’s statements recognize that the term “global” encompasses a broad spectrum of investment activity that is not easily categorized.  The staff’s Global Test, in contrast, describes a single investment focus (i.e., a long strategy that limits exposure to U.S. markets).  The Global Test fails to encompass other investment strategies that the Commission recognized may still be fairly described as “global.”  As a result, even if a fund does not meet the Global Test, the Commission would still examine the remaining facts and circumstances to determine whether that fund had an investment focus that was accurately reflected in the term “global.”

Here, the facts and circumstances surrounding the use of the term “global” in the Fund’s name establish that the use of the word “global” is not materially misleading or deceptive.  The USAA Global Opportunities Fund’s investment objective is to seek an average annual return that is greater than the 1-year U.S. Treasury Bond, before fees and expenses, over a full market cycle while seeking to limit the Fund’s exposure to large negative returns.  The Fund’s principal investment strategy is to combine a portfolio of domestic and foreign equity and debt securities with the use of alternative investment strategies to provide growth with greater downside risk controls.  The Fund may invest in multiple asset classes including U.S. stocks, non-U.S. stocks in developed and emerging markets, global real estate securities, and fixed-income securities.  The Fund will move its allocation between these asset classes to take advantage of opportunities and to manage risk.

The focus of the Fund is on making opportunistic investments around the world, and the Fund intends to focus principally on individual investment opportunities, which includes but is not limited to the selection of countries or regions.  In other words, the USAA Global Opportunities Fund will seek to implement its investment strategies on a global basis in order to implement its investment objective, but will generally not allow geography to limit its ability to make the best investments for its shareholders.  At any given point, the Fund could be invested primarily in the U.S., invested primarily outside the U.S., or invested in a mix of U.S. and non-U.S. securities.  At all times, however, the Fund’s investment adviser will be considering new investments on a wide-ranging, global basis, and anticipates that under normal circumstances the Fund could have a significant number of investments outside of the U.S.  The name “USAA Global Opportunities Fund” and the Fund’s prospectus accurately reflect this investment strategy of seeking out opportunistic investments throughout the world.

Finally, we note that the Fund has had the same name, the same investment objective, and the same investment strategies since its inception in 2008, all of which have been prominently disclosed in the Fund’s prospectus.  Since the Fund was formed, the staff has not commented on the Fund’s name, either as a part of the original registration of the Fund’s shares, or with respect to subsequent staff-reviewed filings of its registration statement.  We also note that there are a number of registered open-end funds, which are not sponsored by USAA, that have the word “global” in their name, but whose stated investment policies do not appear to meet the Global Test.

In light of the foregoing, we believe that the Commission would be unable to find that the USAA Global Opportunities Fund’s name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with its intended investments or risks.  The USAA Global Opportunities Fund’s name simply is not misleading under the criteria that the Commission has established under Section 35(d).

1           See Taussig v. Wellington, 313 F.2d 472, 482 (3rd Cir., 1963) (Smith, J. dissenting) (illegality under Section 35(d) will attach “only after such a finding and declaration by the Commission.”); Young v. Nationwide Life Insurance Company, 2 F.Supp. 2d 914, 928 (U.D.C. S.D.TX, 1998)(“The words of the statute are subject to no other interpretation than that which requires an SEC finding before a party can be found liable.”); Side Fund Inc. v. New England Life Side Fund, Inc., 1970 U.S. Dist. LEXIS 9659 (D.Ct. S.D.N.Y., 1970)(denying claim under Section 35(d) noting “[it] is nowhere averred, much less established, that the Commission has declared the words “side fund” to be “deceptive or misleading.”);  Larry D. Barnett, The Regulation of Mutual Fund Names and the Societal Role of Trust: An Exploration of Section 35(d) of the Investment Company Act, 3 DePaul Bus. & Comm. L.J. 345, 370 (2005)(“Congress required action by the Commission before a name can be deemed to violate the section.”)

2           See 17 C.F.R. § 200.30-5 (2007) (listing Commission’s grant of delegated authority to the staff of the Division of Investment Management).  See also Securities Trading Practices of Registered Investment Companies, SEC Rel. No. IC-10666 (April 18, 1979) (“In cases where the Division believes a violation may have occurred, the Commission has instructed it…to recommend to the Commission that appropriate action be taken as authorized by Section 35(d) of the Act.”)(emphasis added).

3           Investment Company Names, SEC Rel. No. IC-24828 (Jan. 17, 2001) (“Adopting Release”) at n.42 and accompanying text (stating that “Rule 35d-1, as adopted, does not codify positions of the Division of Investment Management with respect to investment company names including the terms... ‘international,’ [or] ‘global,’” and that “‘international’ and ‘global’ funds will not be subject to the rule.”)

4           Adopting Release at text accompanying n.44.

5           Id. at text accompanying n.4.

6           See Id. at n.47 (noting that whether names related to maturity are misleading “depends on all of the facts and circumstances, including other disclosure to investors.”)

7           Investment Company Names, SEC Rel. No. IC-22530 (Feb. 27, 1997)

8           Id. (emphasis added).

  USAA Mutual Funds Trust acknowledges that with respect to the shareholder reports, and the audited financial statements contained therein, dated December 31, 2009: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) comments by the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*           *           *           *           *

Should you have any further comments on this matter, or any questions, please contact me at (210) 498-4103.

Sincerely,

                                                                                                 /s/ Christopher P. Laia
Christopher P. Laia
                         Secretary, USAA Mutual Funds Trust

cc:       Mark S. Howard, Esq.
    USAA Investment Management Company

    Robert J. Zutz, Esq.
   K&L Gates LLP